Exhibit 99(a)-8

FOR IMMEDIATE RELEASE
CONTACT:   Georgeson Shareholder
                        212-440-9800
                        866-423-4877 (toll free)
                        Attention: Mark Schenck

PEMCO AVIATION GROUP, INC. ANNOUNCES RESULTS OF EXCHANGE OFFER

BIRMINGHAM, AL – (December 11, 2002) – Pemco Aviation Group, Inc. (NASDAQ: PAGI) announced today the results of its offer to exchange up to $44 million principal amount of its 12% Senior Subordinated Notes due 2009 for up to 2,000,000 shares of its common stock, which expired in accordance with its terms today at 12:01 a.m. New York City time. The exchange offer was conditioned upon the minimum tender of at least 750,000 shares. The number of shares of common stock properly tendered and not withdrawn was less than the 750,000 share minimum condition. As a result, Pemco will accept none of the shares tendered. Computershare Trust Company will promptly return all shares of common stock tendered.

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